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The Select Goods

Grocery store

7147 Germantown Ave
Philadelphia, PA 19119
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Discussion
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $20,000 invested.
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THE PITCH
The Select Goods is seeking investment to buy equipment as well as renovate a new local grocery store.
First Location
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THE TEAM
Mirlene Hilaire
CEO

The first time I stepped into a Grocery, I was four years old . The store, with its bright colors and friendly staff, was hugely appealing, and I have enjoyed many repeat visits., I knew I had to open my own grocery store. My passion for the business is one reason I started my own grocery store

The past two years I have spent my customer service skills in a grocery setting working the Produce section of Foods. I have been in charge of maintaining inventory, restocking when appropriate, and maintaining the freshest and most quality of produce foods for customers on the floor. In this role, I have been told from supervisors and employees that I am an asset to any job I work in-being able to multi-task, trouble shoot, and go above and beyond the roles of the position.

My motivation is to set up a grocery store that will be capable of meeting the day to day needs of the residents of Pennsylvania and other major cities in the United States. I do not intend to stop at just this. I will ensure that all the goods that are gotten in our store are top quality and also very affordable.
In addition to making top quality products available to our prospective customers.

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OUR MISSION

The Select Goods is in the grocery store industry to make gains as well as to make top quality products from the biggest brands in America available to the residents of Philadelphia, PA.We have virtually every product that is needed for the day to day running of the home. Some of the products that we will be made available to residents of Philadelphia are as follows: drugs, food items, beauty products, beverages, dairy products, as well as fruits and vegetables

We have virtually every product that is needed for the day to day running of the home. Some of the products that we will be made available to residents of Philadelphia are as follows: drugs, food items, beauty products, beverages, dairy products, as well as fruits and vegetables
At The Select Goods, we are interested in more than just running a basic grocery store. Our aim of setting up a grocery store is to end up as one

of the biggest grocery stores in Pennsylvania as well as the "go-to" grocery store for everyone that is in our neighborhood.

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LOCATION

We will be located at 7147 Germantown Avenue, which is one of the busiest streets in Philadelphia. We have been able to lease a facility that is big enough to accommodate the design of the grocery store.

2550 square feet of space
Located in an area of Philadelphia that sees very high foot traffic
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TARGET MARKET

Every household makes use of products that are available in grocery stores. As a result of this, there is a large market for the grocery store industry. It will be impossible to meet the needs of everyone in the grocery store market, so we decided to focus on a select few key groups:

Households
Students
Nursing mothers
Expectant mothers
Tourists
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BUILD OUT FLOOR PLAN
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2,550 sq. ft.
Floor Space
2021
Founded
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THE COMPETITION

The grocery store industry is characterized by very intense competition. We are not ignorant of this fact. We have put some measures in place to help us beat our competition.We will offer bonuses to our first set of customers.We will print handbills and make them available in public places such as banks, public gyms, and hospitals. We also intend to have a very strong online presence. We have a parking space that can accommodate cars, also we have a very broad range of products. With this, our customers will always get what they need in our store.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Renovation $10,000
Equipment $10,000
Working Capital $3,500
Mainvest Compensation $1,500
Total $25,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $300,000 $420,000 $588,000 $825,200 $1,152,420
Cost of Goods Sold $120,000 $168,000 $235,000 $329,000 $460,000
Gross Profit $180,000 $252,000 $353,000 $496,200 $692,420

EXPENSES

Rent $32,400 $32,400 $32,400 $32,400 $32,400
Utilities $12,000 $12,000 $12,000 $12,000 $12,000
Insurance $1,500 $1,500 $1,500 $1,500 $1,500
Repairs & Maintenance $4,000 $5,600 $6,000 $6,000 $6,000
Legal & Professional Fees $2,500 $1,500 $1,500 $1,500 $15,000
Operating Profit $127,600 $199,000 $299,600 $442,800 $625,520
This information is provided by The Select Goods. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents

Investor Agreement
2021 Balance Sheet
The Select Goods LLC Business Plan.docx
Investment Round Status
Target Raise $25,000
Maximum Raise $100,000
Amount Invested $0
Investors 0
Investment Round Ends September 10, 2021
Summary of Terms
Legal Business Name The Select Goods LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 1.3%-5.2%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date April 1, 2028
Financial Condition
No operating history

The Select Goods was established in April 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the The Select Goods's fundraising. However, The Select Goods may require additional funds from alternate sources at a later date.

Financial liquidity

The Select Goods has a strong, liquidity position due to its medium cash reserves as compared to debt and other liabilities. The Select Goods expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Select Goods to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

The Select Goods operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Select Goods competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from The Select Goods's core business or the inability to compete successfully against the with other competitors could negatively affect The Select Goods's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in The Select Goods's management or vote on and/or influence any managerial decisions regarding The Select Goods. Furthermore, if the founders or other key personnel of The Select Goods were to leave The Select Goods or become unable to work, The Select Goods (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which The Select Goods and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The Select Goods is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

The Select Goods might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If The Select Goods is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt The Select Goods

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect The Select Goods's financial performance or ability to continue to operate. In the event The Select Goods ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The Select Goods nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

The Select Goods will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The Select Goods is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although The Select Goods will carry some insurance, The Select Goods may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, The Select Goods could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect The Select Goods's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of The Select Goods's management will coincide: you both want The Select Goods to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want The Select Goods to act conservative to make sure they are best equipped to repay the Note obligations, while The Select Goods might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If The Select Goods needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with The Select Goods or management), which is responsible for monitoring The Select Goods's compliance with the law. The Select Goods will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Select Goods is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if The Select Goods fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Select Goods, and the revenue of The Select Goods can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of The Select Goods to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by The Select Goods. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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